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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands
(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated 7 February 2003

BRIAN BLAKE APPOINTED PRESIDENT OF BOUCHERON AND GUCCI GROUP WATCHES

        Amsterdam, The Netherlands, February 7, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces that Brian Blake, Executive Vice President, Gucci Group, has been appointed President and Chief Executive Officer of Boucheron in Paris and President of Gucci Group Watches in Neuchâtel. Blake reports to Domenico De Sole, Chief Executive Officer of Gucci Group.

        Brian Blake has held various positions with Gucci since 1987, including those of President of Gucci America and President and Chief Executive Officer of the Gucci Division.

        Massimo Macchi, who joined Gucci Group in January, 2001 is leaving his current executive positions at Boucheron and Gucci Group Watches for personal reasons but will continue as a consultant to the group.

        Commenting on the appointment, Domenico De Sole said: "I am delighted that Brian has agreed to take on this new exciting role. Brian was a major contributor of the explosive growth of Gucci over the last decade. He has demonstrated razor-sharp merchandising skills and a tremendous understanding of the luxury goods industry throughout his career at Gucci Group. I believe Boucheron and Gucci Group Watches will greatly benefit from his leadership.

        I would like to take this opportunity to thank Massimo for his contribution to the development of Boucheron and the creation of GGW and wish him the best for his future endeavours."

        Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries: Tomaso Galli Director of Corporate Communications Gucci Group N.V. +31 20 462 1700 +39 02 8800 5555	For investors/analysts inquiries: Cedric Magnelia/Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +31 20 462 1700 +39 055 7592 2456

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.
Date: 10 February 2003	By:	/s/ ROBERT S. SINGER Name: Robert S. Singer Title: Chief Financial Officer

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BRIAN BLAKE APPOINTED PRESIDENT OF BOUCHERON AND GUCCI GROUP WATCHES
SIGNATURES